FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of January 23, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares           Signet Group PLC
to which voting rights are attached:

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):____________Initial Disclosure_______________

3. Full name of person(s) subject to the notification obligation:             Baillie Gifford & Co

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is
crossed or reached if different):                                              19 January 2007

6. Date on which issuer notified:                                               22-JAN-2007

7. Threshold(s) that is/are crossed or reached:                                      5%

8. Notified details:

A: Voting rights attached to shares

Class/type of       Situation previous to   Resulting situation after the triggering transaction
shares              the Triggering
                    transaction

if possible using
the ISIN CODE

 Number     Number of    Number of    Number of voting rights       % of voting rights
                    of         Voting       shares
                    Shares     Rights

                                            Direct       Direct         Indirect       Direct         Indirect

  Ordinary Share    N/A        N/A                                      100510862                     5.86

GB0000403740

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial         Expiration       Exercise/ Conversion       Number of voting rights      % of voting
instrument                date             Period/ Date               that may be acquired if      rights
                                                                      the instrument is
                                                                      exercised/ converted.

          N/A

Total (A+B)

Number of voting rights                                   % of voting rights

100510862                                                 5.86

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

In the narrative below, the figures in [ ] indicate the amount of voting rights and the percentage held by each controlled undertaking where relevant.

Baillie Gifford & Co, a discretionary investment manager, is the parent undertaking of an investment management group.

Its wholly-owned direct subsidiary undertaking Baillie Gifford Overseas Limited [3975900; 0.2%] is also a discretionary investment manager.

Its wholly-owned direct subsidiary undertaking Baillie Gifford Life Limited [25100158; 1.5%] is a life assurance company which procures discretionary investment management services from Baillie Gifford & Co in respect of its own account shareholdings.

Its wholly-owned indirect (via Baillie Gifford Life Limited) subsidiary undertaking Baillie Gifford & Co Limited
[4166334; 0.2%] is an OEIC Authorised Corporate Director and Unit Trust Manager which has delegated its discretionary investment management role to Baillie Gifford & Co.

Proxy Voting:

10. Name of the proxy holder:                                            N/A

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:                           Mark Jenkins - Signet Group plc

15. Contact telephone number:               0870 90 90 301

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   January 23, 2007